                                                                      EXHIBIT 12

                                                                                 Ratios of Earnings to Fixed
                                                                                   Charges and to Combined
                                                                                 Fixed Charges and Preferred
                                                                                       Stock Dividends
                                                                                        (In Millions)
                                                                                    Year Ended December 31
                                                           --------------------------------------------------------------------
                                                               1996            1995          1994         1993         1992
EARNINGS:
  Income from Continuing Operations
   before income taxes, extraordinary
   charges and accounting changes........................   $   296.4        $   259.8       $   166.6    $   128.6  $    89.6
  Add:
  Fixed Charges..........................................        40.0             30.6            16.1         23.0       28.5

  Adjustment for Less than 50% owned Persons.............        (2.9)            (1.8)            1.2          3.9        1.5

  Amortization of previously capitalized interest........         0.2              0.2             0.2          0.2        0.2
                                                            ---------        ---------       ---------    ---------  ---------

  Adjusted Earnings.....................................    $   333.7        $   288.8       $   184.1    $   155.7  $   119.8
                                                            ---------        ---------       ---------    ---------  ---------


FIXED CHARGES:
  Interest on indebtedness, expensed or capitalized......   $    36.4        $    27.0       $    13.4    $    20.3  $    24.4
  Amortization of debt expense and discount or
    premium on indebtedness, expensed or capitalized.....         0.0              0.0             0.0          0.1        0.0

  Portion of rents deemed representative of interest (a).         3.6              3.6             2.7          2.7        4.0
                                                            ---------        ---------       ---------    ---------  ---------
  Total Fixed Charges....................................        40.0             30.6            16.1         23.1       28.4

  Pre-Tax earnings required to cover Preferred
    Stock Dividends......................................         4.9              9.7             9.8          9.9        9.4
                                                            ---------        ---------       ---------    ---------  ---------

  Combined Fixed Charges and Preferred Stock Dividends...   $    44.9        $    40.3       $    25.9    $    33.0  $    37.8
                                                            ---------        ---------       ---------    ---------  ---------

  Ratio of Earnings to Fixed Charges.....................        8.34             9.44           11.46         6.76       4.20

  Ratio of Earnings to Combined Fixed
    Charges and Preferred Stock Dividends................        7.43             7.17            7.12         4.73       3.16


(a)       Generally deemed to be one-third rental expenses.

The Company has guaranteed the repayment of loans, totaling $40.9 million as of December 31, 1996, of certain real estate joint ventures in which it is a partner. The amount of interest expense incurred related to these guarantees would not have a significant effect on the ratios.